Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, Minnesota 55450

May 26, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Wei Lu Shannon Buskirk Office of Energy & Transportation
Re:	Sun Country Airlines Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Form 10-K/A for the Fiscal Year Ended December 31, 2021 Form 8-K filed May 5, 2022 File No. 001-40217

Dear Ms. Lu and Ms. Buskirk:

This letter responds to comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 19, 2022 (the “Comment Letter”), to Sun Country Airlines Holdings, Inc. (the “Company”) related to the Form 10-K and 10-K/A for the fiscal year ended December 31, 2021 and Form 8-K filed May 5, 2022.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Form 10-K/A for Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 4

1.	The disclosures of your critical accounting policies and estimates appear to be a repetition of certain of your significant accounting policies. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. For additional guidance, refer to Item 303(b)(3) of Regulation S-K and the related Instruction 3 to paragraph (b) of Item 303.

The Company respectfully acknowledges the Staff's comment and will revise future filings in response to the Staff's comment. Utilizing the disclosure from the most recent annual report on Form 10-K, the following reflects our proposed updated disclosures to be included in future filings. The Company notes there have been no changes to the selection and application of its critical accounting policies and estimates. The Company will continue to evaluate any reasonably likely changes that could impact its critical accounting estimates and provide updated disclosure in future filings as necessary. All numbers below are presented in thousands consistent with the disclosure approach used in the Company's most recent annual report on Form 10-K.

United States Securities and Exchange Commission

May 26, 2022

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements. We believe our estimates and assumptions are reasonable; however, actual results could differ from those estimates.

Our significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments, or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria:

(i)           the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and

(ii)          different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations.

We have identified the following critical accounting policies:

•	Revenue Recognition
•	Loyalty Program Accounting
•	Asset Impairment Analysis
•	Valuation of the TRA Liability

Revenue Recognition

Scheduled passenger service, charter service, and most ancillary revenues are recognized when the passenger flight occurs. Revenues exclude amounts collected on behalf of other parties, including transportation taxes.

The Company initially defers ticket sales as an air traffic liability and recognizes revenue when the passenger flight occurs. Unused non-refundable tickets expire at the date of scheduled travel and are recorded as revenue unless the customer notifies the Company in advance of such date that the customer will not travel. If notification is made, a travel credit is created for the face value, including ancillary fees, less applicable change fees. Revenue for change fees is deferred and recognized when the passenger travel is provided.

Travel credits may generally be redeemed toward future travel for up to 12 months after the date of the original booking. As of December 31, 2021, the Company’s air traffic liability included $10,924 related to travel credits for future travel. The Company records an estimate for travel credits that will expire unused, otherwise known as breakage, in Passenger Revenue upon issuance of the travel credit. During 2021, the Company recorded $8,048 of estimated travel credit breakage. A portion of travel credits will expire unused, at which time any remaining revenue is recognized.

The estimated breakage rate is primarily based on historical experience of travel credit activity and other factors that may not be indicative of future trends, such as the COVID-19 pandemic, program changes or modifications that could affect the ultimate usage patterns of tickets and travel credits. The Company

United States Securities and Exchange Commission

May 26, 2022

continuously monitors its breakage rate assumptions and may adjust its estimated breakage rate in the future. Changes in the Company’s estimated breakage rate impact revenue recognition prospectively.

For the year ended December 31, 2021, a 10% change in the Company’s estimated travel credit breakage rate would have resulted in a change to Passenger Revenue of approximately $3,200.

There are no critical accounting estimates associated with Charter or Cargo revenue recognition that would materially impact the amount of revenue recognized in any specific period.

Loyalty Program Accounting

The Sun Country Rewards program provides loyalty awards to program members based on accumulated loyalty points. The Company records a liability for loyalty points earned by passengers under the Sun Country Rewards program using two methods: (1) a liability for points that are earned by passengers on purchases of the Company’s services is established by deferring revenue based on the redemption value, net of breakage; and (2) a liability for points attributed to loyalty points issued to the Company’s Visa card holders is established by deferring a portion of payments received from the Company’s co-branded agreement. The Company’s Sun Country Rewards program allows for the redemption of points to include payment towards air travel, land travel, taxes, and other ancillary purchases. The balance of the Loyalty Program Liabilities fluctuates based on seasonal patterns, which impact the volume of loyalty points awarded through travel or issued to co-branded credit card and other partners (deferral of revenue) and loyalty points redeemed (recognition of revenue). The Company records an estimate for loyalty points breakage in Passenger Revenue upon issuance of the loyalty points. Loyalty points held by co-branded credit card members do not expire. All other loyalty points expire if unused after three years.

Points Earned Through Travel Purchases. Passenger sales that earn Sun Country Rewards provide customers with travel services and loyalty points, which are each considered distinct performance obligations. The Company values each performance obligation on a standalone basis. The Company determines the standalone selling price of loyalty points issued using a redemption value approach which considers the value a passenger will receive upon redemption of the loyalty points. Consideration allocated to loyalty points is deferred, net of estimated breakage, and recognized as Passenger Revenue when both the loyalty points have been redeemed and the passenger travel occurs.

Points Earned through the Co-Branded Credit Card Program. Under the Company's co-branded credit card program, funds received for the marketing of a co-branded credit card and delivery of loyalty points are accounted for as a multiple-deliverable arrangement. The Company determined the arrangement has two distinct performance obligations: loyalty points to be awarded; and use of our brand and access to our customer lists, and certain other advertising and marketing elements (collectively, the marketing performance obligation). Funds received from the co-branded credit card program are allocated to the two performance obligations based on relative standalone selling price. The assumptions used to allocate the funds received are not considered critical to the application of the accounting model for the Company's loyalty program. Consideration allocated to loyalty points is deferred, net of estimated breakage, and recognized as Passenger Revenue when both the loyalty points have been redeemed and the passenger travel occurs. Consideration allocated to the marketing performance obligation is recognized as revenue as the spend occurs and is recorded in Other Revenue.

The Company estimates breakage for loyalty points that are not likely to be redeemed. Loyalty points are combined in one homogenous pool, that includes both air and non-air travel awards, and are not separately identifiable. The estimated breakage rate is primarily based on historical experience of loyalty point redemption activity and other factors that may not be indicative of future trends, such as the COVID-19 pandemic, program changes or modifications that could affect the ultimate usage pattern of loyalty points. The Company continuously monitors its breakage rate assumptions and may adjust its estimated breakage rate for loyalty points in the future. Changes in the Company’s estimated breakage rate assumptions impact revenue recognition prospectively.

United States Securities and Exchange Commission

May 26, 2022

During the year ended 2021, the Company recognized $852 of loyalty points breakage within Passenger Revenue. A 10% change in the Company’s loyalty point estimated breakage rate would have resulted in a change to Passenger Revenue of approximately $170.

Asset Impairment Analysis

The Company’s long-lived assets, such as Property & Equipment and finite-lived Intangible Assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s assets include aircraft and associated engines, operating and finance lease assets, the Company’s customer relationship finite-lived intangible assets, and other long-lived assets. The Company reviews the current economic and operating environment to determine whether events or circumstances indicate that these assets may be impaired. Such indicators include, but are not limited to (1) significant, permanent decrease in the market price of the Company’s long-lived assets, (2) significant decrease in the projected cash flows generated from the use of its long-lived assets, (3) changes in the estimated useful life or productive capacity of the asset, (4) changes in the regulatory environment in which the Company operates, and (5) a decision to permanently remove flight equipment or other long-lived assets from operations. If such factors are identified and the Company determines that the carrying amount of the long-lived asset (or asset group) is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the asset (or asset group’s) carrying amount exceeds its fair value. Fair value is determined using various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

When the Company assesses its long-lived assets for impairment, it utilizes certain assumptions, including, but not limited to: (1) estimated fair value of the assets and (2) estimated future undiscounted cash flows expected to be generated by those assets. Cash flow estimates are determined based on additional assumptions, including asset utilization, average fares, projected fuel costs and other operating costs, along with the estimated service life of the asset. Certain of these assumptions are highly volatile and could change significantly from period to period due to various macroeconomic and industry-specific events.

To determine whether impairment exists, the Company groups its assets based on the lowest level of identifiable cash flows, which is its operating segments. This is due to the Company operating a Passenger Service fleet comprised exclusively of one type of aircraft, the Boeing 737-NG. None of the Company's long-lived assets are owned by, or associated with, the Cargo operating segment.

During fiscal year 2020, the Company identified a triggering event within the Passenger Segment due to the significant negative impacts of the COVID-19 pandemic on the demand for air travel and assessed its long-lived assets for impairment. The assessment completed during 2020 indicated that no impairment was necessary, as the fair value of the asset group exceeded the carrying value. The Company has not recorded an impairment on its long-lived assets for any of the periods presented in these Consolidated Financial Statements, nor did it identify any triggering events during fiscal year 2021 or 2019.

Valuation of the TRA Liability

In connection with its IPO, the Company entered into a TRA with pre-IPO stockholders (the “TRA holders”). The TRA provides for the payment by the Company to the TRA holders of 85% of the amount of cash savings, if any, in U.S. federal, state, local, and foreign income tax that the Company actually realizes (or are deemed to realize in certain circumstances) as a result of certain tax attributes that existed at the time of the IPO (the “Pre-IPO Tax Attributes”). Amounts payable under the TRA are contingent upon, among other things, (i) generation of future taxable income over the term of the TRA, (ii) the Company’s participation in future government programs, (iii) stock option activity during periods prior to the commencement of payments under the TRA and (iv) future changes in tax laws. These factors

United States Securities and Exchange Commission

May 26, 2022

could result in an increase or decrease in the related liability which would be recognized in the Company’s earnings in the period of such change.

If the Company does not generate sufficient taxable income in the aggregate over the term of the TRA to utilize the tax benefits, then it would not be required to make the related TRA payments. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, the Company considers its historical results and incorporates certain assumptions, including revenue growth, operating margin, stock option exercises and tax depreciation expense. The TRA liability estimates related to the generation of future taxable income and stock option activity during the periods prior to the commencement of payments only applies through fiscal year 2022, due to the expiration of the CARES Act dividend and capital distribution restrictions in 2022. After 2022, the variability of the total liability could only be impacted by future tax law changes, the finalization of the Company’s 2022 income tax returns, potential new government programs, or the actual paydown of the liability; all of which are difficult to predict and estimate.

A change of 10% in 2022 forecasted taxable income would have resulted in a change to the TRA liability of approximately $1,000. 2021 stock option exercises did not significantly impact the TRA liability. Adjustments to the TRA are recorded in the current period in Other, net within Non-Operating Income (Expense) on the Company’s Consolidated Statements of Operations.

Form 8-K filed May 5, 2022

Exhibit 99.1, page 1

2.	We note in the opening remarks that several non-GAAP financial measures were referenced by your Chief Executive Officer, without any discussions of corresponding GAAP financial measures. Revise to provide discussions of financial measures on a GAAP basis with equal or greater prominence to the non-GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and will ensure that future filings provide disclosures with equal or greater prominence for the most directly comparable GAAP financial measure whenever any non-GAAP financial measure is presented.

Guidance for Second Quarter 2022, page 3

3.	We note your guidance for the second quarter of 2022 includes Adjusted Operating Margins of 5%-9%. Please revise to include a quantitative reconciliation of your forward looking non-GAAP guidance measures to the most directly comparable GAAP measures, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to remove the non-GAAP presentation of Adjusted Operating Income Margin, and change its forward-looking guidance to provide the most directly comparable GAAP measure, Operating Income Margin. Using the earnings release for the three months ended March 31, 2022 for reference purposes, the following reflects the Company’s proposed updated guidance disclosures to be included in future earnings releases that include forward-looking guidance:

United States Securities and Exchange Commission

May 26, 2022

Guidance for Second Quarter 2022

	Q2 2022	H/(L) vs Q2 2019
Total revenue - millions	$210 to $220	24% to 30%
Economic fuel cost per gallon	$3.50	53%
Operating income margin - percentage	5% - 9%	(1)pp to 3pp
Effective tax rate	23%
Total system block hours - thousands	30.5 to 31.5	22% to 26%

Reconciliation of Adjusted EBITDAR to GAAP Net Income, page 12

4.	You state on page 10 that Adjusted EBITDAR and Adjusted EBITDAR Margin are commonly used valuation measures. However, you present and discuss these measures on a comparative basis (current period to prior period), as if they are performance measures. Please revise your disclosure to present Adjusted EBITDAR and Adjusted EBITDAR Margin for the most recent valuation period only with no comparison to prior periods.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to remove any reference of Adjusted EBITDAR or Adjusted EBITDAR Margin being commonly used valuation measures. However, the Company believes presenting comparative Adjusted EBITDAR and Adjusted EBITDAR Margin are useful, as they are well recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDAR and Adjusted EBITDAR Margin are useful measurements because the calculations isolate the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by finance lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance.

Using the earnings release for the three months ended March 31, 2022 for reference purposes, the following reflects the Company’s proposed updated disclosures to be included in future earnings releases that include non-GAAP performance measures Adjusted EBITDAR or Adjusted EBITDAR Margin:

Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted Income Before Income Tax, Adjusted Pre-tax Margin, Adjusted Net Income, Adjusted Net Income per share, Adjusted EBITDAR and Adjusted EBITDAR Margin are non-GAAP measures included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of operating income and net income are well recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry and facilitate comparisons among current, past and future periods.

We believe that while items excluded from Adjusted EBITDAR and Adjusted EBITDAR Margin may be recurring in nature and should not be disregarded in evaluation of our earnings performance, Adjusted EBITDAR and Adjusted EBITDAR Margin is useful because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by finance lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. Adjusted EBITDAR and Adjusted EBITDAR Margin should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income because it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. We have historically incurred substantial rent expense due to our legacy fleet of operating leased aircraft, which are currently being transitioned to owned and finance leased aircraft.

United States Securities and Exchange Commission

May 26, 2022

The presented non-GAAP measures have limitations as analytic tools, such as: these measures do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations and other companies in our industry may calculate these measures differently than we do, limiting each measure’s usefulness as a comparative measure. Because of these limitations, these non-GAAP measures should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Accordingly, you are cautioned not to place undue reliance on this information. We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety and not to rely on any single financial measure.

Reconciliation of Adjusted Net Income (Loss) and Adjusted Earnings per Share to GAAP Net Income, page 12

5.	Revise to present a reconciliation of Adjusted net income (loss) per share - diluted on a per share basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.5 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to present a reconciliation of Adjusted Net Income (Loss) per share – diluted on a per share basis. Using the most recent fiscal quarter’s data, the following reflects the Company’s proposed updated disclosure to be included in future filings where Adjusted Net Income (Loss) per share – diluted is presented. Dollars and share data below are presented in millions, except per share data.

The following table presents the reconciliation of Adjusted Net Income (Loss) to net income and Adjusted Net Income (Loss) per share — diluted to net income per share — diluted.

	Three Months Ended March 31,
	2022		2021
	Dollars	Per Share - diluted	Dollars	Per Share - diluted
Net income	$3.6	$0.06	$12.4	$0.24
Special items, net (1)	—	—	(26.9)	(0.52)
Stock compensation expense	0.9	0.01	2.9	0.06
Early pay-off of US Treasury loan	—	—	0.8	0.01
Tax receivable agreement expense(2)	—	—	0.3	0.01
Tax receivable agreement adjustment(3)	6.8	0.11	—	—
Loss on refinancing credit facility	1.6	0.03	0.4	0.01
Income tax (benefit) expense effect of adjusting items, net(4)	(0.6)	(0.01)	5.2	0.10
Adjusted Net Income (Loss)	$12.3	$0.20	$(4.9)	$(0.09)

Diluted share count	61.7		52.5

(1) See special items table above for more details

(2) This represents the one-time costs to establish the Tax Receivable Agreement with our pre-IPO stockholders

(3) This represents the adjustment to the TRA for the period, which is recorded in Non-operating Income (Expense)

(4) The tax effect of adjusting items, net is calculated at the Company’s statutory rate for the applicable period

United States Securities and Exchange Commission

May 26, 2022

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If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at (651) 905-2718.

Very truly yours,

/s/ Dave Davis
Dave Davis, President and Chief Financial Officer

cc:	Brian M. Janson Paul, Weiss, Rifkind, Wharton & Garrison LLP